Application for quotation of +securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday August 29, 2023

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security		Number of +securities to
code	Security description	be quoted Issue date

NVX	ORDINARY FULLY PAID	919,719	29/08/2023

Refer to next page for full details of the announcement

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Application for quotation of +securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number
ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

29/8/2023

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Application for quotation of +securities

Part 2 - Type of Issue

2.1
The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2
The +securities to be quoted are:

Additional +securities in a class that is already quoted on ASX ("existing class")

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Application for quotation of +securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class

FROM (Existing Class)

ASX +security code and description

NVXAK : SHARE RIGHTS

TO (Existing Class)

ASX +security code and description

NVX : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted
29/8/2023
436,403

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

Yes

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

No

Issue date

29/8/2023

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

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Application for quotation of +securities

Issue details

Number of +securities to be quoted

419,719

Are the +securities being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

Shares issued on the vesting of Director share rights that were awarded, following shareholder approval, are part of Director remuneration.

Please provide an estimate (in AUD) of the value of the consideration being provided per +security for the

+securities to be quoted

2.280000

Any other information the entity wishes to provide about the +securities to be quoted

Existing +securities converting into additional +securities in an existing class

FROM (Existing Class)

ASX +security code and description

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

TO (Existing Class)

ASX +security code and description

NVX : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted
29/8/2023
500,000

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

No

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Application for quotation of +securities

Issue date

29/8/2023

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued

+securities in that class?

Yes

Issue details

Number of +securities to be quoted

500,000

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.70000000

Any other information the entity wishes to provide about the +securities to be quoted

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Application for quotation of +securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the

+securities subject of this application)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	488,192,020

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	13,819,268

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	28,360,001

NVXAK : SHARE RIGHTS	0

NVXAL : CONVERTIBLE NOTES	45,221,586

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